Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

MERRIMACK PHARMACEUTICALS, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

Merrimack Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Restated Certificate of Incorporation of the Corporation and declaring such amendment advisable.  The stockholders of the Corporation duly approved and adopted such proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.  Accordingly, to effect such proposed amendment, it is:

RESOLVED:

That the first paragraph of Article FOURTH of the Restated Certificate of Incorporation of the Corporation (prior to the listing of the various series of Preferred Stock) be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 274,280,000 shares, consisting of (i) 200,000,000 shares of Common Stock, $0.01 par value per share (“Common Stock”), and (ii) 74,280,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”), of which:”

RESOLVED:	That Section 4.14 of Part B of Article FOURTH of the Restated Certificate of Incorporation be and hereby is amended and restated in its entirety to read as follows:

“4.14 Mandatory Conversion. If at any time the Corporation shall effect a firm commitment underwritten public offering of shares of Common Stock pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, with a per share offering price equal to or greater than the greater of $4.40 or 250% of the Conversion Price then in effect for the Series C Preferred Stock (subject to adjustment for stock splits, stock dividends and the like), which results in aggregate gross proceeds to the Corporation of at least $50,000,000 (a “Qualified

Public Offering”), then effective upon the closing of such Qualified Public Offering, all outstanding shares of Convertible Preferred Stock shall automatically convert to shares of Common Stock on the basis set forth in this Section 4 (but not any Accrued Dividends with respect to Convertible Preferred Stock, which Accrued Dividends shall be paid in cash upon any such conversion as provided in Section 4.1).  If at any time the holders of a majority in interest of the then outstanding shares of Convertible Preferred Stock, voting together as a class, shall exercise their rights to convert such shares, all outstanding shares of Convertible Preferred Stock shall, at the option of the Corporation, convert to shares of Common Stock on the basis set forth herein.”

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IN WITNESS WHEREOF, this Certificate of Amendment, which has been duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware, has been executed by a duly authorized officer of the Corporation on this 30th day of January, 2012.

MERRIMACK PHARMACEUTICALS, INC.

By:	/s/ Robert J. Mulroy
Robert J. Mulroy
President and Chief Executive Officer